Exhibit 1

For Immeadiate Release

Pointer Telocation Reports Q3 2015 Financial Results

Highlights of the third quarter of 2015

•	Total revenue of $24.9 million

•	MRM revenue of $14.6 million: in local currency terms MRM revenue grew 7% year over year and MRM service revenue grew by 20% year over year

•	Strong MRM margin profile: gross margins of 49% and operating margin of 11%

Rosh HaAyin, Israel November 12th, 2015 Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced today its financial results for the third quarter of 2015.

Financial Highlights

Revenue for the third quarter of 2015 decreased 3.5% to $24.9 million as compared to $25.8 million in the third quarter of 2014.

The significant strengthening of the US Dollar, in particular versus the Brazilian Real and Israeli Shekel, reduced the revenue level in US Dollars compared with that of the third quarter of 2014. In local currency terms in the territories where Pointer’s subsidiaries operate, revenue showed an increase of 8%, year-over-year.

Revenue from products in the third quarter of 2015 decreased 10.3% to $6.8 million (27% of revenue) compared to $7.6 million (29% of revenue) in the comparable period of 2014.

Revenue from services in the third quarter of 2015 decreased 0.7% to $18.1 million (73% of revenue) compared to $18.2 million (71% of revenue), in the comparable period of 2014. In local currency terms, revenue from services increased by 13% over the same period last year.

Gross profit in the third quarter of 2015 was $8.6 million, a decrease of 2.9% compared to $8.8 million in the third quarter of 2014.

Gross margin in the third quarter of 2015 was 34.4% of revenue, compared to 34.1% of revenue in the third quarter of 2014.

Operating income in the third quarter of 2015 was $1.8 million (7.4% of revenue), a decrease of 14.2% compared to $2.1 million (8.3% of revenue) in the third quarter of 2014.

Net income in the third quarter was $1.1 million, or $0.14 per share, compared to $0.8 million, or $0.14 per share, in the third quarter of 2014.

Non-GAAP net income in the third quarter was $1.6 million, a decrease of 8.2% as compared to non-GAAP net income of $1.7 million in the third quarter of 2014.

Adjusted EBITDA for the third quarter of 2015 was $2.9 million, a decrease of 5.2% compared to $3.0 million in the third quarter of 2014.

In connection with Pointer’s plan to spin-off its Shagrir business to shareholders, pro-forma information providing certain details of the financial performance of the Shagrir RSA business and Pointer MRM business is provided separately in Exhibit A and is for informational purposes only.

Management Comment

David Mahlab, Pointer's Chief Executive Officer, commented: “During the third quarter, we continued to face significant currency headwinds, which hid our solid growth in local currency terms when expressed in our reporting currency (US dollars). However, from a local currency perspective, we are pleased with our overall MRM revenue growth of 7% and particularly the 20% growth in MRM service revenue. The MRM business is the one that will remain with us following the planned divestment of Shagrir next year and our focus is the service segment, where we see most of the growth potential going forward.”

Continued Mr. Mahlab, “During the fourth quarter we plan to release new products within the Internet of Things (IOT) and for the MRM market, which we expect to act as growth drivers as we head into 2016. We also expect to see improvement on both the top and bottom line in our Brazilian operations, despite the generally weak economy there. We are continuing to actively search for acquisition opportunities in the regions in which we operate. I believe that our ongoing investment in resesearch and development will continue to strengthen our competitive advantage in the MRM market and we look forward to continued growth in our MRM and IOT business.”

Conference Call Information:

Pointer Telocation's management will host a conference call today, November 12, 2015, at 6:30am Pacific Time, 9:30am Eastern Time, 4:30pm Israel time. On the call, management will review and discuss the results. To listen to the call, please dial in to one of the following teleconferencing numbers. Please begin placing your call a few minutes before the conference call commences.

Dial in numbers are as follows:

From USA: + 1-888-668-9141

From Israel and International: +972 3-918-0610

A replay will be available a few hours following the call on the company’s website.

Reconciliation between results on a GAAP and Non-GAAP basis

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Condensed Interim Consolidated Statements of Cash Flows.

Pointer uses adjusted EBITDA and non-GAAP net income as non-GAAP financial performance measurements.

We calculate adjusted EBITDA by adding back to net income, net loss from discontinued operations, financial expenses, taxes, depreciation, amortization and impairment of goodwill and intangible assets, the effects of non-cash stock-based compensation expense, profit raise from gaining control in subsidiary previously treated by the equity method and related goodwill adjustment.

We calculate non-GAAP net income by adding back to net income, net loss from discontinued operations, the effects of non-cash stock based compensation expenses, amortization and impairment of long lived assets , non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill, profit raise from gaining control in subsidiary previously treated by the equity method, acquisition related goodwill adjustment, onetime ‘other expense’ related to the termination cost of a former general manger of a Pointer subsidiary and restructuring in a subsidiary, loss from sale of subsidiary, one time financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits and non-cash tax income from raised tax asset.

The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges that are considered by management to be outside of our core operating results.

Adjusted EBITDA and non-GAAP net income are provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. We believe that these non-GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. Adjusted EBITDA and non GAAP net income should not be considered in isolation or as a substitute for comparable measures calculated and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Zvi Fried, V.P. and Chief Financial Officer Tel: 972-3-572 3111 E-mail: zvif@pointer.com	Ehud Helft, GK Investor & Public Relations Tel: +1 646 201 9246 E-mail: pointer@gkir.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2015	December 31, 2014
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,180	$8,557
Restricted cash	-	62
Trade receivables	18,475	19,032
Other accounts receivable and prepaid expenses	2,184	1,853
Inventories	5,373	6,133
Deferred tax asset	362	901
Property and equipment held for sale	519	1,034

Total current assets	35,093	37,572

LONG-TERM ASSETS:
Long-term accounts receivable	585	408
Severance pay fund	8,151	8,609
Property and equipment, net	9,325	10,075
Other intangible assets, net	1,149	1,950
Goodwill	47,238	48,941
Deferred tax asset	3,339	3,449

Total long-term assets	69,787	73,432

Total assets	$104,880	$111,004

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2015	2014
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$5,228	$7,478
Trade payables	11,565	11,460
Deferred revenues and customer advances	6,174	6,420
Other accounts payable and accrued expenses	7,833	8,972

Total current liabilities	30,800	34,330

LONG-TERM LIABILITIES:
Long-term loans from banks	9,497	12,046
Long-term loans from shareholders and others	273	997
Deferred taxes and other long-term liabilities	307	298
Accrued severance pay	9,052	9,537

Total long term liabilities	19,129	22,878

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Pointer Telocation Ltd's shareholders' equity:
Share capital	5,770	5,705
Additional paid-in capital	128,572	129,618
Accumulated other comprehensive income	(6,590)	(2,909)
Accumulated deficit	(71,782)	(75,767)

Total Pointer Telocation Ltd's shareholders' equity	55,970	56,647

Non-controlling interest	(1,019)	(2,851)

Total equity	54,951	53,796

Total liabilities and equity	$104,880	$111,004

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited		Unaudited

Revenues:
Products	$21,083	$24,783	$6,827	$7,613	$33,099
Services	54,121	53,933	18,090	18,214	72,191

Total revenues	75,204	78,716	24,917	25,827	105,290

Cost of revenues:
Products	12,575	14,718	4,147	4,376	19,279
Services	36,947	37,185	12,205	12,632	50,461

Total cost of revenues	49,522	51,903	16,352	17,008	69,740

Gross profit	25,682	26,813	8,565	8,819	35,550

Operating expenses:
Research and development	2,534	2,606	816	840	3,390
Selling and marketing	8,873	8,459	2,967	2,936	11,219
General and administrative	8,162	8,917	2,770	3,016	11,883
Other general and administrative expenses	-	-	-	-	683
Other income	-	(288)	-	(288)	(288)
Amortization of intangible assets	566	789	176	222	994
Impairment of intangible and tangible assets	-	-	-	-	1,122

Total operating expenses	20,135	20,483	6,729	6,726	29,003

Operating income	5,547	6,330	1,836	2,093	6,547
Financial expenses, net	537	1,724	360	912	2,424
Other expenses (income), net	12	(6)	(2)	-	232

Income before taxes on income	4,998	4,612	1,478	1,181	3,891
Taxes on income	1,142	1,368	387	354	(8,849)

Net income	$3,856	$3,244	$1,091	$827	$12,740

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited

Profit (loss) from continuing operations attributable to:
Equity holders of the parent	3,985	3,629	1,117	1,017	13,453
Non-controlling interests	(129)	(385)	(26)	(190)	(713)

	$3,856	$3,244	$1,091	$827	$12,740

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share	$0.52	$0.5	$0.14	$0.14	$1.81

Diluted net earnings (loss) per share	$0.50	$0.48	$0.14	$0.13	$1.74

Weighted average -Basic number of shares	7,705,355	7,365,202	7,725,653	7,688,563	7,446,707

Weighted average – fully diluted number of shares	7,957,361	7,698,289	7,950,062	8,010,573	7,726,653

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited		Unaudited

Cash flows from operating activities:

Net income	$3,856	$3,244	$1,091	$827	$12,740
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,946	3,591	961	1,116	4,767
Impairment of tangible and intangible assets	-	-	-	-	1,122
Gain from a bargain purchase	-	(288)	-	(288)	(288)
Accrued interest and exchange rate changes of debenture and long-term loans	4	13	(6)	4	17
Accrued severance pay, net	(19)	113	19	(12)	56
Gain from sale of property and equipment, net	(88)	(130)	(16)	(33)	(95)
Stock-based compensation	245	285	71	110	375
Decrease in restricted cash	62	18	-	2	19
Increase (decrease) in trade receivables, net	(293)	(1,296)	220	409	(1,141)
Increase in other accounts receivable and prepaid expenses	(234)	(291)	826	338	(21)
Increase in inventories	120	(283)	300	(66)	(462)
Decrease (increase) Deferred income taxes	551	1,085	164	281	(9,120)
Decrease (increase) in long-term accounts receivable	(106)	(7)	(120)	2	126
Increase (decrease) in trade payables	296	(840)	(604)	(1,333)	(654)
Decrease in other accounts payable and accrued expenses	(1,040)	(1,604)	(749)	(262)	(1,845)

Net cash provided by operating activities	6,300	3,610	2,157	1,095	5,596

Cash flows from investing activities:
Purchase of property and equipment	(2,511)	(3,204)	(1,157)	(956)	(4,458)
Proceeds from sale of property and equipment	829	1,111	181	244	1,529
Acquisition of subsidiary (a)	-	(688)	-	(688)	(688)
Proceeds from sale of investments in previously consolidated subsidiaries (b)	-	-	-	-	(41)

Net cash used in investing activities	(1,682)	(2,781)	(976)	(1,400)	(3,658)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited		Unaudited

Cash flows from financing activities:

Receipt of long-term loans from banks	15,159	12,884	56	(43)	12,577
Repayment of long-term loans from banks	(18,403)	(7,080)	(674)	(2,277)	(8,986)
Repayment of long-term loans from shareholders	-	(353)	32	13	(301)
Repurchase of shares from non-controlling interests	-	(7,740)	-	-	(7,740)
Proceeds from issuance of shares and exercise of options, net of issuance costs	15	10,065	9	-	10,074
Short-term bank credit, net	(222)	(2,374)	264	208	(1,640)

Net cash provided (used) in financing activities	(3,451)	5,402	(313)	(2,099)	3,984

Effect of exchange rate on cash and cash equivalents	(1,544)	(589)	(1,135)	(395)	(714)

Increase (decrease) in cash and cash equivalents	(377)	5,642	(267)	(2,799)	5,208
Cash and cash equivalents at the beginning of the period	8,557	3,349	8,447	11,790	3,349

Cash and cash equivalents at the end of the period	$8,180	$8,991	$8,180	$8,991	$8,557

(a) Acquisition of subsidiary:

Working capital (Cash and cash equivalent excluded)	$-	$221	$-	$221	$221
Property and equipment	-	565	-	565	565
Other intangible assets	-	190	-	190	190
Goodwill	-	(288)	-	(288)	(288)

	$-	$688	$-	$688	$688

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2015	2014	2015	2014	2014
		Unaudited		Unaudited

(b)	Proceeds from sale of investments in previously consolidated subsidiaries:

	The subsidiaries' assets and liabilities at date of sale:

	Working capital (excluding cash and cash equivalents)	$-	$-	$-	$-	$(18)
	Property and equipment	-	-	-	-	(30)
	Long term loans from banks and others	-	-	-	-	5
	Non-controlling interests	-	-	-	-	(125)
	Loss from sale of subsidiaries	-	-	-	-	209

		$-	$-	$-	$-	$41

(c)	Non-cash investing activity:

	Purchase of property and equipment	$317	$25	$317	$25	$45
	Issuance of shares in respect of acquisition of non-controlling interests in subsidiary	$493	$11,385	$493	$-	$11,368

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ADDITIONAL INFORMATION

U.S. dollars in thousands

The following table reconciles the GAAP to non-GAAP operating results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014

GAAP gross profit	25,682	$26,812	$8,565	$8,819	$35,550
Stock-based compensation expenses	8	7	2	3	10
Non-GAAP gross profit	25,690	$26,820	$8,567	$8,822	$35,560

GAAP operating expenses	$20,134	$20,483	$6,728	$6,726	$29,003
Stock-based compensation expenses	237	284	69	107	380
Amortization and impairment of long lived assets	566	789	176	222	2,116
Other expenses of termination costs and restructuring in subsidiary	-	-	-	-	683
Acquisition related goodwill adjustment	-	(288)	-	(288)	(288)
Non-GAAP operating expenses	$19,331	$19,698	$6,483	$6,685	$26,112

GAAP operating income	$5,548	$6,338	$1,837	$2,093	$6,547

Non-GAAP operating income	$6,358	$7,122	$2,083	$2,137	$9,448

GAAP net income	$3,856	$3,292	$1,091	$827	$12,740
Stock-based compensation	245	291	71	109	390
Amortization and impairment of long lived assets	566	789	176	222	2,116
Acquisition related goodwill adjustment	-	(288)	-	(288)	(288)
Other expenses of termination costs and restructuring in subsidiary	-	-	-	-	683
Loss from sale of subsidiary	-	-	-	-	209
Financial expenses resulting from the devaluation of Israeli Shekel denominated bank deposits	-	498	-	498	498
Non-cash tax expenses resulting from timing differences relating to the amortization of acquisition-related intangible assets and goodwill	693	1,059	240	351	1,379
Non cash tax income from raised tax asset	-	-	-	-	(9,799)
Non-GAAP net income	$5,360	$5,593	$1,578	$1,719	$7,928

Non-GAAP net income per share - Diluted	$0.67	$0.73	$0.2	$0.21	$1.02
Non-GAAP weighted average number of shares - Diluted*	7,957,361	7,698,289	7,950,062	8,010,573	7,726,653

* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

ADDITIONAL INFORMATION

U.S. dollars in thousands

Adjusted EBITDA

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014

GAAP Net income as reported:	$3,856	$3,244	$1,091	$827	$12,740

Financial expenses, net	537	1,724	360	912	2,424
Tax on income	1,142	1,368	387	354	(8,849)
Profit raise from gaining control in subsidiary previously treated by the equity method and acquisition related goodwill adjustment	-	(288)	-	(288)	(288)
Stock based compensation expenses	245	291	71	109	390
Loss from sale of subsidiary	-	-	-	-	209
Depreciation, amortization and impairment of goodwill and intangible assets	2,946	3,591	961	1,116	5,889

Adjusted EBITDA	$8,726	$9,930	$2,870	$3,030	$12,515

EXHIBIT A*

U.S. dollars in thousands

	Three months ended September 30, 2015			Three months ended September 30, 2014 (**)			Year ended December 31, 2014 (**)
	Unaudited			Unaudited			Unaudited
	MRM	RSA	Total	MRM	RSA	Total	MRM	RSA	Total

Revenues:
Products	5,090	1,737	6,827	6,117	1,519	7,613	27,855	5,244	33,099
Services	9,470	8,620	18,090	9,317	8,897	18,214	37,522	34,670	72,191
Total Revenues	14,560	10,357	24,917	15,410	10,417	25,827	65,377	39,913	105,290

Non-GAAP Cost of Revenues	7,418	8,932	16,349	7,759	9,246	17,005	34,334	35,396	69,730

Non-GAAP Gross Profit	7,142	1,425	8,568	7,652	1,170	8,822	31,043	4,517	35,560
	49.1%	13.8%	34.4%	49.7%	11.2%	34.2%	47.5%	11.3%	33.8%

Non-GAAP Operating Expenses	5,494	990	6,483	5,571	1,115	6,686	21,855	4,257	26,112

Non-GAAP Operating Income	1,649	436	2,084	2,080	56	2,136	9,187	260	9,448

(*)	See reconciliation information on p. 12 herein.

(**)	Note that certain figures for the year ended December 31, 2014 and Three months September, 2014 have been slightly revised from the previously reported figures as a result of allocation between segments and spin off the Car2Go subsidiary together with Shagrir, our RSA business.

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